Exhibit 99.5

SHARE TRANSFER AGREEMENT

BY AND AMONG

BULLISH,

BRENDAN F. BLUMER,

THOMAS W. FARLEY

AND

KOKUEI YUAN

MAY 4, 2026

SHARE TRANSFER AGREEMENT

This SHARE TRANSFER AGREEMENT (this “Agreement”), dated as of May 4, 2026 (the “Effective Date”), is made by and among Bullish, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), Brendan F. Blumer, Thomas W. Farley and Kokuei Yuan (each, a “Significant Shareholder” and, collectively, the “Significant Shareholders”). The Company and the Significant Shareholders are referred to, individually, as a “Party” and, collectively, as the “Parties”. Reference is hereby made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, Orbit Private Investments, L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands and acting through its general partner, the General Partner (“Seller”), Orbit Private Holdings I Ltd., a private company limited by shares incorporated in England and Wales, Orbit Private Holdings II Ltd., a private company limited by shares incorporated in England and Wales, Halifax Target Ltd., an exempted company incorporated in the Cayman Islands, Armor Holdco Inc., a Delaware corporation, Halifax Merger Sub I Inc., a Delaware corporation, and Halifax Merger Sub II, an exempted company incorporated in the Cayman Islands. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement.

RECITALS

A.    As an inducement to the willingness of the parties to the Merger Agreement to enter into the Merger Agreement and consummate the Transactions, the Company and the Significant Shareholders are entering into this Agreement.

B.    The Parties desire to agree upon the respective rights and obligations with respect to the Ordinary Shares held by the Significant Shareholders now or hereafter issued and outstanding and held by such Significant Shareholders and certain other matters with respect to their investment in the Company.

AGREEMENT

Now therefore, in consideration of the foregoing, and the mutual agreements and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

SECTION I.     DEFINITIONS

1.1    Defined Terms. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant to this Agreement unless otherwise defined therein. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

“Beneficial Ownership” and “Beneficially Own” shall have the meanings ascribed to such terms in Rules 13d-3 and 13d-5 under the Exchange Act (as defined below), without giving effect to any temporal limitations on the acquisition of securities set forth therein.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Family Member” means, with respect to any individual, (a) such individual’s spouse, parents, grandparents, children, grandchildren and siblings (whether natural or adopted), and (b) the current spouses of such individual’s parents, grandparents, children, grandchildren and siblings (whether natural or adopted).

“Ordinary Shares” means the ordinary shares, par value $0.002 per share, of the Company.

“Permitted Transferee” means, with respect to any Person, (a) the Family Members of such Person, and (b) any trust, partnership, limited liability company or similar vehicle established and maintained solely for the benefit of (or the sole equityholders of which are) such Person or the Family Members of such Person.

“Person” means a company, a corporation, an association, a partnership, a limited liability company, an organization, a joint venture, a trust or other legal entity, an individual, a government or political subdivision thereof or a governmental agency.

“SEC” means the Securities and Exchange Commission.

“Shareholder” has the meaning set forth in the Shareholders Agreement.

“Transfer” means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in, grant of any option to purchase, make any short sale or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement.

“Transferee” means the recipient of a Transfer.

SECTION II.    RESTRICTIONS ON TRANSFER

2.1     Lock-Up Period. From the period commencing on the Effective Date and ending on the Closing Date (the “Lock-Up Period”), subject to Section 2.2, each Significant Shareholder agrees that it shall not, directly or indirectly, Transfer any Ordinary Shares that such Significant Shareholder Beneficially Owns.

2.2     Permitted Transfers. Notwithstanding Section 2.1, during the Lock-Up Period, any Significant Shareholder may directly or indirectly, Transfer any Ordinary Shares that such Significant Shareholder Beneficially Owns:

(a)    to any Permitted Transferee; provided that any such Permitted Transferee executes a Joinder agreeing to be bound by all of the obligations applicable to the Significant Shareholder as set forth herein;

(b)    in connection with any pledge of Ordinary Shares as collateral in connection with a bona fide margin loan, credit facility, or other financing arrangement with an institutional lender, or any Transfer resulting from the enforcement of such pledges;

(c)    to the extent necessary to satisfy such Significant Shareholder’s employee portion of any withholding or employment Tax obligations pursuant to the terms of an equity incentive plan of the Company in existence prior to the date of this Agreement;

(d)    to the extent required by applicable Law or self-regulatory requirement or to the extent requested by any governmental, administrative or regulatory authority exercising jurisdiction over such Significant Shareholder;

(e)    pursuant to an established Rule 10b5-1 plan in existence prior to the date of this Agreement; or

(f)    pursuant to any merger, consolidation, tender or exchange offer, recapitalization or other business combination transaction involving the Company that has been approved by the Board of Directors or recommended (or not recommended against, in the case of a tender or exchange offer commenced (within the meaning of Rule 14d-2 under the Exchange Act) by a third party) by the Board of Directors to the shareholders of the Company.

2.3     Post Lock-Up Transfers. Following the expiration of the Lock-Up Period:

(a)    In connection with any proposed open market sale of Ordinary Shares (other than pursuant to an established Rule 10b5-1 plan or that if made during the Lock-Up Period would have been permitted pursuant to Section 2.2) by any Significant Shareholder other than Thomas W. Farley (each such Significant Shareholder, a “Coordinating Shareholder”), which represents more than 1% of the Company’s then issued and outstanding Ordinary Shares within any 90-day period (each, a “Material Disposition”), such Coordinating Shareholder shall provide advance written notice to the Company not less than ten trading days prior to the anticipated commencement of such Material Disposition and shall consult in good faith with the Company regarding the timing and manner of such proposed disposition, with a view to promoting an orderly market for the Ordinary Shares.

(b)    Following such notice, the Company shall, during such notice period, facilitate an information sharing process among the initiating Coordinating Shareholder, the other Coordinating Shareholder and Seller to discuss such proposed disposition as described in Section 2.3(a).

(c)    Each Coordinating Shareholder agrees to consider in good faith any expressions of interest received from Seller and, to the extent reasonably practicable, to take such indications into account in determining the manner of execution of the proposed Material Disposition, including through the use of a mutually acceptable broker or sales agent or coordination among their respective brokers for the purpose of minimizing market disruption through customary execution practices.

(d)    In connection with any Material Disposition, each Coordinating Shareholder shall consider in good faith, together with Seller, the feasibility of effecting such disposition through an underwritten offering, block trade or other coordinated transaction structure, including engaging one or more financial institutions to explore such alternatives.

(e)    The Company shall, upon reasonable request of any Coordinating Shareholder, provide reasonable administrative and logistical assistance in connection with the foregoing.

(f)    The Parties acknowledge and agree that (i) any discussions or indications of interest pursuant to this Section 2.3 are intended solely to facilitate orderly execution of transactions, (ii) nothing herein shall constitute any agreement or understanding to limit, condition or control the price, timing or volume of trading in the Ordinary Shares, and (iii) each Coordinating Shareholder shall retain sole and independent discretion with respect to all investment and voting decisions and shall not require the consent of any other Coordinating Shareholder or Seller to Transfer any Ordinary Shares.

(g)    The Parties intend that this Agreement shall be interpreted and applied in a manner consistent with all applicable securities laws, including the Exchange Act. Nothing herein shall be deemed to create a “group” within the meaning of Section 13(d) of the Exchange Act. No provision of this Agreement shall be construed to require or permit any conduct that would constitute market manipulation or otherwise violate applicable securities laws, including any agreement to stabilize, fix or otherwise influence the market price of the Ordinary Shares.

SECTION III.    MISCELLANEOUS PROVISIONS

3.1     Amendment or Supplement. Except as otherwise provided herein, with the prior written consent of Seller, any Party may waive any provision of this Agreement intended for its benefit or extend the time for the performance of any of the obligations or acts of the other Party. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such waiver or extension shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such Party received the prior written consent of Seller with respect to such wavier of extension. This Agreement may be amended only with the prior written consent of each Significant Shareholder, Seller and the Company and any such consent shall be binding on all Parties.

3.2      Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

3.3     Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, or if any provision herein would result in the determination that a “group” within the meaning of Section 13(d) of the Exchange Act exists, the Parties and Seller shall negotiate in good faith to modify this Agreement, and to take such other actions, so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law, including as set forth in Section 2.3(g) (such that a “group” within the meaning of Section 13(d) of the Exchange Act does not so exist).

3.4    Entire Agreement; Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the Party and their respective Affiliates, or any of them, with respect to the subject matter hereof and thereof. The Parties hereby irrevocably acknowledge and agree that Seller is an intended express third party beneficiary of this Agreement, with full right (but no obligation) to enforce any of the rights, covenants, obligations, representations, warranties, indemnities, or other undertakings of the Parties contemplated hereunder (as if Seller were a Party to this Agreement). The Parties expressly acknowledge that Seller being an intended express third party beneficiary hereunder is a condition precedent and material inducement to Seller entering into the Merger Agreement and performing its obligations thereunder. The Parties acknowledge and agree that Seller (as a third-party beneficiary hereunder) shall receive copies of all notices between the Parties that are required to be given under this Agreement. The Parties further acknowledge and agree that if any Party becomes aware of any actual or threatened breach of this Agreement by any Party hereto, such Party shall promptly (but in no event later than 5 Business Days after such Party becomes aware) notify Seller of such breach or threatened breach. Except as set forth above, this Agreement is not intended to and does not confer upon any Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder.

3.5     Termination. This Agreement shall terminate on the earlier of (a) the termination of the Merger Agreement, (b) the written agreement of each of the Significant Shareholders, the Company and Seller and (c) following the Closing, the termination of the Shareholders Agreement.

3.6      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties and Seller. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 3.6 shall be null and void.

3.7      Governing Law; Jurisdiction.

(a)    This Agreement, and all Actions arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b)    All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The Parties hereby irrevocably (i) submit to the sole and exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement in any forum other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 3.7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment issued by the above named courts in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

3.8    Specific Enforcement. The Parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 3.7(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 3.8 shall not be required to provide any bond or other security in connection with any such order or injunction. No Party’s pursuit of specific performance at any time will be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party, as applicable, may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company, on the one hand, or a Significant Shareholder, on the other hand, and any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, upon such Party.

3.9    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION WITH RESPECT TO OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 3.9.

3.10    Several Obligations of Significant Shareholders. Notwithstanding anything to the contrary in this Agreement, all covenants, obligations, and liabilities of the Significant Shareholders set forth herein are several and not joint. Accordingly, each Significant Shareholder shall be responsible only for such Significant Shareholder’s own obligations and liabilities under this Agreement, and no Significant Shareholder shall have any liability for the obligations or liabilities of any other Significant Shareholder. The failure of any Significant Shareholder to perform any obligation hereunder shall not relieve any other Significant Shareholder of such other Significant Shareholder’s obligations.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto are signing this Share Transfer Agreement as of the date first set forth above.

BULLISH

By:
Name:
Title:

[Signature Page to Share Transfer Agreement]

BRENDAN F. BLUMER

[Signature Page to Share Transfer Agreement]

THOMAS W. FARLEY

[Signature Page to Share Transfer Agreement]

KOKUEI YUAN

[Signature Page to Share Transfer Agreement]

EXHIBIT A

Joinder Agreement

By execution of this signature page, [_______________] hereby agrees to become a party to, and to be bound by the obligations of, and receive the benefits of, that certain Share Transfer Agreement, dated as of May [●], 2026 by and among Bullish, an exempted company limited by shares incorporated under the laws of the Cayman Islands, Brendan F. Blumer, Thomas W. Farley and Kokuei Yuan (each, a “Significant Shareholder” and, collectively, the “Significant Shareholders”), as amended from time to time thereafter.

[NAME]

By:
Name:
TItle:

Notice Address:

Accepted:

Bullish

By:
Name:
Title: